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                             February 24, 2023

       Mark C. Jensen
       Chief Executive Officer
       American Acquisition Opportunity Inc.
       12115 Visionary Way, Suite 174
       Fishers, IN 46038

                                                        Re: American
Acquisition Opportunity Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed February 6,
2023
                                                            File No. 333-268817

       Dear Mark C. Jensen:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 12, 2023 letter.

       Amendment No. 1 to Registration Statement on Form S-4 filed February 6, 2023

       Questions and Answers About the Business Combination
       Q. What matters will stockholders consider at the special meeting? , page 6

   1. Please revise to clarify whether you will be increasing the number of authorized shares of
                                                        Class A Common Stock.
       Q. What interests do American Acquisition Opportunity's current officers and directors have in the Business Combination?, page 14

   2. We note your response to comment 9. Please revise to reconcile your disclosure regarding the shares of class A
common stock to be received and the exchange ratio. In this regard, as a non-exclusive
example, we note that your page 14 disclosure states that White River
 Mark C. Jensen
American Acquisition Opportunity Inc.
February 24, 2023
Page 2
         Holdings LLC is expected to receive 2,922,290 shares of class A common stock.
         However, Exhibit A of the merger agreement states that White River Holdings LLC is expected to receive 2,862,897 shares. Additionally, we note that your page 14 disclosure states that the approximate exchange ratio is 1.61. However, your page 59 disclosure states that the approximate exchange ratio is 1.77.
Risk Factors
We may be subject to the Excise Tax included in the Inflation Reduction Act of 2022..., page 43

3. We note your disclosure as to the potential effects of the stock buyback excise tax enacted as part of the Inflation Reduction Act in August 2022. If applicable, include in your disclosure that the excise tax could reduce the trust account funds available to pay redemptions or that are available to the combined company following a de-SPAC.
         Describe the risks of the excise tax applying to redemptions in connection with:
             liquidations that are not implemented to fall within the meaning
of    complete
              liquidation    in Section 331 of the Internal Revenue Code,
             extensions, depending on the timing of the extension relative to when the SPAC completes a de-SPAC or liquidates, and
             de-SPACs, depending on the structure of the de-SPAC transaction. Unaudited Pro Forma Condensed Statement of Operations for the Nine Months Ended September 30, 2022, page 49

4. We note your response to comment 21 and we continue to note what appears to be a number of referencing and mathematical errors within the Unaudited Pro Forma
         Condensed Statement of Operations for the Nine Months Ended September 30, 2022 for
         each of the redemption scenarios on pages 49 to 51. Please revise in an amended filing.
Note 2 - Transaction Accounting Adjustments, page 57

5. We note your response to comment 22. Please tell us how adjustments B and C relate to the de-spac transaction, including the purpose of the transactions, and the related parties involved and update your disclosure, as appropriate.
6. We note your response to comment 23. Please tell us how adjustment D relates to the de-
         spac transaction, the purpose of the transaction and whom the transaction is with and update your disclosure, as appropriate.
Proposal No. 1 - The Business Combination Proposal
Background of the Business Combination, page 66
FirstName LastNameMark C. Jensen
7. We note your response to comment 24. Please disclose, if true, whether your Business
Comapany   NameAmerican
       Combination          Acquisition
                     Agreement was made Opportunity Inc.
                                          on terms equivalent to those that
prevail in arm   s
       length
February      transactions.
          24, 2023 Page 2
FirstName LastName
 Mark C. Jensen
FirstName LastNameMark  C. Jensen
American Acquisition Opportunity Inc.
Comapany24,
February  NameAmerican
            2023         Acquisition Opportunity Inc.
February
Page 3 24, 2023 Page 3
FirstName LastName
8. We note your response to comment 30 and partially reissue the comment. Please revise your disclosure in this section to clearly describe how you formulated equity value of
         Royalty equal to $111,000,000. Please also revise to clarify whether this valuation was subject to any negotiation between the parties. In this regard, we note that it is unclear how the parties arrived at a final valuation of $111,000,000 after Royalty initially proposed a valuation of $150,000,000. You state on page 69 that
[t]he merits of
         lowering the valuation from initial discussions of $150,000,000 to $111,000,000 were
         discussed   .    However, you do not specify what such merits were or
the negotiation
         considerations that may have resulted in changes to the valuation.
9. We note your response to comments 31 and 65. Please tell us what specific PCAOB guidance the auditor cited and explain to us why such guidance precludes them from being able to be considered an expert in this situation. We may have additional comments after reviewing your response.
10. We note your response to comment 33 and reissue the comment. Please expand your background discussion to provide more detailed disclosure regarding key business combination agreement negotiation considerations and how they changed over time.
         Currently, the background disclosure references drafts of, and discussions regarding, the business combination agreement without providing details or explaining the significance of material agreement terms or how they may have changed before being reflected in the approved business combination agreement. Please identify the original terms, clarify discussion points, and explain how and why any terms were revised over time.
11. We note your response to comment 34. Please revise your disclosure to include the substance provided in your response letter.
American Acquisition Opportunity Board's Reasons for Approval of the Business Combination, page 73

12.      We note your response to comment 38 and reissue the comment. Please revise to
         reconcile your page 75 disclosure regarding public company comparables. In this regard, we note your statement that management selected five publicly traded royalty companies.
         However, the graphic on page 75 appears to include financial metrics for 12 companies.
         If the public company comparables sample included companies that management did not ultimately review and compare to Royalty, please explain why such companies were excluded.
13. We note your response to comment 39 and reissue the comment. Please revise to specify
         Royalty   s actual/projected enterprise value to revenue and
enterprise value to EBITDA for
         2021, 2022, and 2023. It does not appear that the table has been revised.
14. We note your response to comment 42. Please revise your disclosure to include the substance provided in your response letter.
 Mark C. Jensen
FirstName LastNameMark  C. Jensen
American Acquisition Opportunity Inc.
Comapany24,
February  NameAmerican
            2023         Acquisition Opportunity Inc.
February
Page 4 24, 2023 Page 4
FirstName LastName
Certain Royalty Projected Financial Information, page 76

15. Please provide your basis for presenting projections beyond three years and why these projections are reasonable.
16. Please tell us and disclose whether the projections are in line with historic operating trends. If they are not, please disclose why the change in trends is appropriate and assumptions are reasonable. Include within your revised disclosure factors or contingencies that would affect such growth ultimately materializing.
17. We note your disclosure of the material assumptions used in the review of the financial projections of Royalty on page 77. Please expand your disclosure to provide more detail on these material assumptions. Revise your disclosure to fully describe what each line item in the projected financial information represents and the material assumptions used to support the information presented.
18. Please tell us the process undertaken to formulate the projections and assumptions, the parties who participated in the preparation of the projections, and how they were used.
         Also tell us when the projections were prepared and whether or not the projections still reflect management's views on future performance and/or what consideration the board gave to obtaining updated projections or that the projections cannot be relied upon.
Information About Royalty, page 108

19. We note your response to comment 46. Please revise to describe the material terms of
         each of Royalty   s resources and land assets, including the
following:
             the term of the FUB Mineral royalty agreement, the principal, interest rate, and term of the Ferrox Holdings convertible note, and
             the term of the Sycamore Holdings land rental agreement and whether rent is fixed or variable.
Royalty Management Co. Management's Discussion and Analysis
Liquidity and Capital Resources, page 113

20. We note your response to comment 48 and reissue the comment. Please revise to more completely discuss Royalty's ability to generate and obtain adequate amounts of cash, and its plans for cash, in the next 12 months and separately beyond the next 12 months.
         Describe and analyze material cash requirements and sources of cash from known contractual and other arrangements, including the material terms of debt or note arrangements impacting liquidity. In this regard, we note your financial statement disclosure regarding investments in LLCs, notes receivable, and convertible debt. Please refer to Item 303 of Regulation S-K.
 Mark C. Jensen
FirstName LastNameMark  C. Jensen
American Acquisition Opportunity Inc.
Comapany24,
February  NameAmerican
            2023         Acquisition Opportunity Inc.
February
Page 5 24, 2023 Page 5
FirstName LastName
Certain Royalty Relationships and Related Party Transactions, page 115

21.      We note your response to comment 52. For the $2,000,000 convertible note issued to
         Westside Advisors LLC and the $250,000 convertible note issued to T Squared Partners
         LP, please revise to disclose the largest aggregate amount of principal outstanding during the period for which disclosure is provided, the amount thereof outstanding as of the latest practicable date, the amount of principal paid during the periods for which disclosure is provided, the amount of interest paid during the period for which disclosure is provided, and the rate or amount of interest payable on the indebtedness.
22. We note your response to comment 53 and reissue the comment. Please revise to more fully explain how you determined the fair value of the LBX Tokens. In this regard, we note that your related party American Resources Corporation appears to hold 2,000,000
         LBX Tokens to which it has assigned a fair value of $0.
Security Ownership of Certain Beneficial Owners and Managemnt, page 152

23. Please update the beneficial ownership table. In this regard, we note your Definitive
         Proxy Statement on Schedule 14A filed September 13, 2022 and Preliminary Proxy
         Statement on Schedule 14A filed February 17, 2023.
24. We note your response to comment 55 and reissue the comment. Please revise your tabular disclosure on page 153 to clarify where beneficial ownership is held through a legal entity.
Land Betterment Exchange (LBX), page F-48

25. We note your response to comments 53 and 58 and we reissue the following elements of our prior comments for which we did not locate a response and/or request further clarification:
             You mention on page F-50 that the LBX tokens are based on the BEP20 framework.
              Supplementally share with us the basic nature of the BEP20 framework including, but not limited to, if this framework is actively being used to identify and transfer specific coins.
             Tell us your motivation and/or purpose for acquiring these tokens and whether you have intent to invest in additional LBX tokens or other crypto assets. In your response, specifically address why you were motivated to acquire these tokens since you have disclosed on page F-62 that there was no market for the LBX Token as of
              June 30, 2022 and further tell us if a market has been established subsequently or when a market is anticipated to be established.
             Tell us how you account specifically for the convertible note in the amount of $2 million and 76,924 warrants which were issued to Westside Advisors LLC as disclosed on page 108. Additionally, help us to understand whether or not you remain liable for the convertible notes and the warrants irrespective of the fair value of the LBX tokens. And, if this is the case, why is it appropriate to present no
 Mark C. Jensen
American Acquisition Opportunity Inc.
February 24, 2023
Page 6
           liability or net zero the liability on your balance sheet. Cite any accounting literature upon which you rely.
             Since you have disclosed that there is no market for the LBX token as of June 30,
           2022, tell us why you feel it is appropriate to assign a $2 million value to the LBX token as disclosed on page F-62. In your response, please address your overall accounting policy for tokens including how you account for the scenario where the fair value of the token falls below the carrying value of the token. Cite any accounting literature upon which you rely.
Note 5 - Intangible Assets, page F-62

26. We note your response to comment 61. Please describe to us the assets and liabilities that were acquired including quantitative amounts and where such amounts are located in your financial statements.
27. We note your response to comment 62 and reissue a portion of the prior comment as we were unable to find that information in your response. Please provide a supplemental summary of your analysis for each indefinite-lived intangible asset listed in your chart on page 62. Your summary should highlight those factors that led you to conclude that there is no foreseeable limit on the period of time over which each indefinite-lived intangible asset listed in your chart is expected to contribute to your cash flows.
Exhibits

28. We note your response to comment 63. However, the exhibit index continues to refer to the Form 8-K filed April 6, 2021, which does not appear to include the company's amended and restated certificate of incorporation. Please revise.

      Additionally, please revise to include an active hyperlink to each of Exhibits 3.1, 3.3, and
      3.4 and an active link to Exhibit 10.17, as required by Item 601(a)(2) of Regulation S-K.
        You may contact Howard Efron at 202-551-3439 or Shannon Menjivar at 202-551-
3856 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                              Sincerely,
FirstName LastNameMark C. Jensen
                                                              Division of
Corporation Finance
Comapany NameAmerican Acquisition Opportunity Inc.
                                                              Office of Real
Estate & Construction
February 24, 2023 Page 6
cc:       Joan S. Guilfoyle, Esq.
FirstName LastName